Exhibit B

STATE OF MISSOURI
PUBLIC SERVICE COMMISSION

At a session of the Public Service Commission
held at its office in Jefferson City
on the 14th day of December, 2004

In the Matter of the Application of Missouri Gas
Utility, Inc. for a certificate of public convenience
and necessity authorizing it to construct, install,
own, operate, control, manage and maintain a
natural gas distribution system to provide natural
gas service in parts of Harrison, Daviess and
Caldwell Counties, to acquire the Gallatin and
Hamilton, Missouri natural gas systems and to
encumber the acquired assets.	) ) ) ) ) ) ) ) )	Case No. GO-2005-0120

ORDER APPROVING STIPULATION AND AGREEMENT

        Syllabus: In this order, the Commission approves the stipulation and agreement filed on December 8, 2004.

Background and Procedural History

         On October 29, 2004, Missouri Gas Utility, Inc. (MGU), filed its application with the Missouri Public Service Commission pursuant to Section 393.170, RSMo 2000, 4 CSR 240-2.060, 4 CSR 240-3.205, and 4 CSR 240-3.210. MGU requests that the Commission approve its application for a certificate of convenience and necessity; approve the acquisition of the Gallatin and Hamilton, Missouri, natural gas system assets; grant it the authority to encumber those assets in connection with the acquisition, and authorize MGU to file tariffs to establish rate, rules, and regulations.

         In its application, MGU notes that it seeks to acquire the natural gas systems currently operated by the cities of Gallatin and Hamilton, Missouri. These cities formerly operated the systems under lease-purchase agreements. However, the cities have defaulted on those agreements and as a result, there are currently no gas supply contracts in place for the winter season. MGU states that it is attempting to purchase the systems from the trustees and to complete the transactions in sufficient time to prevent the disruption of gas service to the Gallatin and Hamilton customers.1

         MGU is a Colorado corporation. MGU's principal office will be located at 702 East Corine, Gallatin, Missouri 64640. MGU is a subsidiary of CNG Holdings, Inc. CNG Holdings' principal office is located in Littleton, Colorado. CNG Holdings also owns Colorado Natural Gas, Inc., which provides natural gas service to approximately 6,300 customers in Colorado.

         The City of Gallatin Natural Gas Distribution System serves the City of Gallatin and the surrounding communities of Coffey, Jameson, and Brooklyn, Missouri. The system currently has approximately 460 customers. Construction of the Gallatin system was financed through the use of a lease-purchase agreement. Under the agreement, Gallatin leased and operated the system. MGU indicates that Gallatin has defaulted on the lease agreement.

        The City of Hamilton Natural Gas Distribution System serves the City of Hamilton and surrounding areas. The system currently serves 277 customers. Construction of the Hamilton system was also financed through the use of a lease-purchase agreement under which Hamilton leased and operated the system. MGU notes that Hamilton has defaulted on the lease agreement.

        On November 4, 2004, the Commission issued an order providing notice and directing interested parties to file applications to intervene. No parties filed applications to intervene. However, on November 19, 2004, the Commission issued an order making the cities of Gallatin and Hamilton parties and scheduling an On-the-Record Presentation. The Commission conducted the On-the-Record Presentation in this matter on November 23, 2004. On December 3, 2004, the Commission issued an order scheduling an evidentiary hearing on December 9, 2004.

         On December 8, 2004, the Commission's Staff filed a Nonunanimous Stipulation and Agreement. A copy of the Stipulation and Agreement is attached to this order as Attachment 1.2 The Agreement purports to resolve all issues and is signed by Staff, MGU, and the Office of the Public Counsel. The Stipulation and Agreement suggests that, subject to the conditions in the Stipulation, the Commission issue an order authorizing MGU to acquire the natural gas franchise, works, or systems of Gallatin and Hamilton, Missouri; granting MGU a certificate of convenience and necessity for the provision of natural gas service to the public in the service area described in the Agreement; and approving the proposed encumbrance and authorizing MGU to complete the transaction.

         The Agreement contains conditions related to service quality, depreciation, gas safety, gas supply, the service territory, the tariff, uniform systems of accounts, corporate allocation issues, acquisition costs, plant in service, affiliate transactions, surveillance, PGA/ACA review, risk of project success, financial issues, insulation of MGU, the first general rate case, and other issues. Along with the Agreement, the parties provided, as Appendix C to the Agreement, illustrative tariff sheets. The parties agree that the Commission should order MGU to file tariff sheets in the form and substance of those illustrative sheets.

        Although the cities of Gallatin and Hamilton did not sign the Agreement, they promptly filed a pleading entitled Non-objection to Stipulation and Agreement. The cities indicate that they do not oppose the Agreement, do not request a hearing, and that they encourage the Commission to approve the Stipulation and Agreement.

        Also on December 8, 2004, the Commission issued an order postponing the December 9th hearing. That order rescheduled the hearing as an On-the-Record Presentation on December 16th on the Stipulation and Agreement.

        On December 10, 2004, Staff filed its suggestions in support of the Stipulation and Agreement.

Decision:

         The Commission has considered MGU's Application and supplement, Staff and Public Counsel's responses, the Stipulation and Agreement, the Non-objection to Stipulation and Agreement, along with the rest of the file. Based upon its review, the Commission concludes that the Stipulation and Agreement filed on December 8, 2004, is in the public interest and should be approved.

IT IS THEREFORE ORDERED:

1.	That the Stipulation and Agreement (Attachment 1) filed on December 8, 2004, is approved, and the parties are ordered to comply with its terms.

2.

That no later than January 2, 2005, Missouri Gas Utility, Inc., shall file proposed tariff sheets that are in the form and substance to the illustrative tariff sheets found in Appendix C to the Nonunanimous Stipulation and Agreement.

3.	That the evidentiary hearing scheduled for December 16, 2004, is canceled.

4.	That this order shall become effective on December 18, 2004.

BY THE COMMISSION Dale Hardy Roberts Secretary/Chief Regulatory Law Judge

(S E A L)

Gaw, Ch., Murray, Clayton,
Davis, and Appling, CC., concur.

Ruth, Senior Regulatory Law Judge

1 The assets were offered for sale on November 30, 2004; MGU was the only bidder.

2 Due to the number of pages, the proposed tariff sheets are not included in Attachment 1.

BEFORE THE PUBLIC SERVICE COMMISSION
STATE OF MISSOURI

In the Matter of the Application of Missouri Gas
Utility, Inc. for a certificate of public convenience
and necessity authorizing it to construct, install,
own, operate, control, manage and maintain a
natural gas distribution system to provide natural
gas service in parts of Harrison, Daviess and
Caldwell Counties, to acquire the Gallatin and
Hamilton, Missouri natural gas systems and to
encumber the acquired assets.	) ) ) ) ) ) ) ) )	Case No. GO-2005-0120

NONUNANIMOUS STIPULATION AND AGREEMENT

        Come now Missouri Gas Utility, Inc. (MGU or Company), the Staff of the Missouri Public Service Commission (Staff) and, the Office of the Public Counsel (Public Counsel), and submit this Nonunanimous Stipulation and Agreement (Stipulation and Agreement) for approval by the Missouri Public Service Commission (Commission). The Parties have reached the following stipulations and agreements, which resolve all remaining issues in this proceeding.

1.	Service Quality Conditions.

a.

The Company will respond to inquiries from the Commission’s Consumer Services Department within three (3) business days, except for interruption of service issues, to which it will respond within one (1) business day.

b.

The Company agrees to provide written notice to all customers in the acquired systems regarding the change in company management and ownership including the Company’s address and phone number. The written notice should include information that the systems will be subject to regulation by the Missouri Public Service Commission for all matters including rates and service. Customers may reach the Consumer Services Department of the Missouri Public Service Commission at 1-800-392-4211.

c.

The Company agrees to adhere to all Commission rules and regulations as they relate to service, including abiding by provisions of the Cold Weather Rule, which, among other things, specifies bill payment options and Company responsibility with respect to service disconnections from November 1st through March 31st.

2.	Depreciation.

        The Company for purposes of accruing depreciation expense will use the rates set forth in the attached Depreciation Schedule (Appendix A).

3.	Gas Safety

a.	MGU must have the following in place, prior to operating the system:

Operations and Maintenance Plan; Emergency Plan; Operator Qualification Plan; Anti-Drug and Alcohol Misuse Plan; Damage Prevention Program; and, Membership in Missouri One Call.

b.

In addition to having an Operator Qualification Plan, the operator will have to be qualified to operate the Gallatin and Hamilton systems. In addition to having a Drug and Alcohol Plan, the Company must be set-up to conduct pre-employment testing of new personnel, and ready to conduct random testing.

c.

MGU must have a process to receive and respond to emergency, leak and odor calls, at any time (24 hours a day, 7 days a week, 365 days a year). MGU will advertise that number to the public prior to operation in local newspapers. The cities could have an agreement to temporarily transfer calls to MGU, or if MGU is going to have a new telephone contact number for emergency/leak/ odor calls, MGU will need to widely advertise that number to the public prior to operation.

d.

MGU must be able to receive, dispatch and respond to emergency, leak and odor calls as required in the MoPSC Regulations (within one hour for inside odor calls and two hours for outside odor calls). Customers and the public must be informed of the 24-hour emergency number to be used.

4.	Gas Supply.

a.

MGU will provide to Staff and Public Counsel within 10 working days of the effective date of the Commission Order approving this Stipulation and Agreement, MGU’s plans and analyses confirming that adequate natural gas supplies will be in place for each of the winter months of December 2004 through March 2005 for customer requirements for normal weather and cold weather, including requirements for a historic peak cold day.

b.	MGU will provide to Staff and Public Counsel within 10 working days of the end of each month of November 2004 through March 2005 the end of month storage balance.

c.

MGU will provide to Staff and Public Counsel by September 15, 2005, its plans and analyses for providing adequate natural gas supplies for its customers for normal weather for the winter months of 2005/2006 and how that plan will be revised to provide for customer requirements for cold weather, including requirements for a historic peak cold day.

5.	Service Territory.

       A certificate issued to MGU should include the sections identified on Appendix B, attached hereto.

6.	Tariff.

        Illustrative tariff sheets designed to govern MGU's operations are attached as Appendix C to this Stipulation and Agreement. The Parties agree that, as a part of this Stipulation and Agreement, the Commission, in its order approving this Stipulation and Agreement, is to order N-IGU to file tariff sheets in the form and substance of Appendix C. (Appendix C is Fidelity’s Tariff as modified by MGU’s tariff rates). MGU shall file these tariffs with the Commission within 15 days of the effective date of the Commission Order approving the Stipulation and Agreement in this case. From the commencement of gas service provided by MGU, MGU’s provision of gas service shall utilize rates as proposed by MGU in paragraph 22 of the Company’s Application filed on October 29, 2004. Therefore, the Company will submit an initial PGA rate in conformance with the proposed PGA Clause in Appendix C, except that the Company must file an Initial PGA rate tariff sheet to reflect their Initial PGA rate. The PGA factor used in Appendix C is based upon the best information available as of this filing. The PGA factor to be contained in the Company’s compliance filing will be updated to reflect information available at the time of the compliance filing.

        The Staff will begin an audit no later than January 7, 2005 with the audit to be completed no later than July 1, 2005. The scope of the audit is to determine whether MGU’s margin rates (non-gas rates) include any gas costs. A conclusion that margin rates include gas costs will be based on whether or not margin rates produce revenues in excess of MGU’s non-gas costs. Excessive revenues are to be deemed gas costs recoveries. If the Commission makes a finding that existing margin recoveries exceed non-gas costs such excess revenue will be used to reduce gas costs that MGU can recover through the Purchased Gas Adjustment or Actual Cost Adjustment.

7.	Uniform System of Accounts.

        The Company will keep its account numbers as stated in the General Instruction No. 3(C) of Part 201 (Uniform System of Accounts) of the Accounting and Reporting Requirements for Natural Gas Companies.

8.	Corporate allocation issues.

        CNG Holdings will allocate corporate costs based on factors that faithfully and accurately represent, to the greatest extent possible, corporate involvement in the corporate services provided and the actual business unit beneficiaries of the incurred costs. CNG Holdings and MGU agree to make available to Staff and the Public Counsel, at reasonable times and places, all books and records and employees and officers of CNG Holdings and any affiliate, division or Subsidiary of CNG Holdings that engages in transactions with MGU.

9.	Acquisition Costs.

a.

MGU will capitalize on its books the transaction costs associated with the Gallatin and Hamilton transaction, and upon closing of the transaction will begin amortizing the transaction costs over a 20 -year period. This treatment shall be for accounting purposes only. Any Party to this Stipulation is free to take any position whatsoever in MGU’s first general rate case regarding recovery of transaction costs. MGU recognizes that it may not obtain recovery of transaction costs and that the issue will be determined in its first general rate case.

b.

CNG Holdings will maintain its books and records so that all merger and acquisition costs (including the transaction costs associated with the instant application, as well as any future CNG Holdings merger and acquisition transactions) are segregated and recorded separately.

c.

During MGU’s next general rate proceeding, CNG Holdings will disclose to the Staff, Public Counsel, and other interested parties, subject to a Commission protective order, all costs associated with mergers and acquisitions recorded in CNG Holding’s books and records in the appropriate test year.

10.	Plant in Service.

        There has been no determination made of whether the original cost of the Gallatin and Hamilton gas systems, as reflected on the books and records of Gallatin and Hamilton, was derived from prudent and reasonable expenditures, or quantified in a manner consistent with the Uniform System of Accounts. Accordingly, MGU’s plant in service accounts will be initially valued on MGU’s books in a manner deemed by MGU’s management and external auditor as appropriate under these circumstances. For any plant item transferred to MGU for which MGU seeks inclusion in rate base in future rate proceedings at a value in excess of the amount reflected in the purchase price for these properties, it shall be MGU’s burden to demonstrate that these costs were prudently and reasonably incurred, and otherwise appropriate for inclusion the establishment of just and reasonable rates.

        MGU shall keep its books and records in such a manner that its plant in service balances can be segregated between amounts actually invested by MGU and amounts that MGU asserts were transferred through the purchase agreement. This accounting requirement shall include the performance by MGU of an allocation of the purchase price paid by MGU for these properties between the individual plant in service accounts incorporated within the Uniform System of Accounts. MGU and the Staff shall meet within 30 days of the effective date of the Order approving this Stipulation And Agreement to discuss MGU’s process of allocating the purchase price to the plant in service accounts.

        MGU shall maintain in its books and records the details regarding contributions, if any, previously provided by customers and the Cities, and the manner in which these contributions were treated on the transferred books and records of the Cities, if available.

        MGU shall maintain all of the records supporting the original investment of the cities reflected in the transferred balances from the Cities and the details supporting the capitalization treatment of these amounts, to the extent available.

        The booking of plant costs defined herein is specified for accounting purposes only. Any party to this Stipulation and Agreement is free to take any position whatsoever in subsequent MGU rate proceedings regarding ratemaking treatment of the amounts booked by MGU to the Plant in Service account and other accounts that may be used by MGU for this purpose.

        11.       Affiliate Transactions.

        CNG Holdings will maintain data related to affiliate transactions and corporate allocation of costs between the regulated and nonregulated operations of CNG Holdings. MGU agrees to comply with the Commission’s rules concerning affiliate transactions involving natural gas utilities; natural gas marketing activities; and HVAC activities

        12.        Surveillance.

        Upon approval of this transaction, MGU shall begin providing to Staff and Public Counsel “surveillance reports”, or periodic reports of earnings.

        13.       PGA/ACA review.

        As with all Missouri Local Distribution Companies (LDCs), there will be the standard ACA review of actual gas costs and billed revenues, a reliability review, as well as a prudence review regarding all aspects of decisions impacting the level of actual gas costs.

        14.        Risk of Project Success.

        The Company shall be responsible in future rate cases for any failure of this system to achieve forecasted conversion rates and/or its inability to successfully compete against propane.

        15.        Financial Issues.

        CNG Holdings and MGU will agree that Missouri customers will not experience increased capital costs as a result of CNG Holdings’ activities. The burden of proof and persuasion shall be on MGU at all times on this issue.

        16.        Insulation of MGU.

        To insulate MGU from the activities of CNG Holdings, Inc., MGU agrees that:

        MGU shall be owned and operated as a separate subsidiary of CNG Holdings. CNG Holdings and MGU shall not, directly or indirectly, allow any debt of CNG Holdings or any of its affiliates or subsidiary, to be recourse to MGU; pledge MGU equity as collateral or security for the debt of CNG Holdings or any of its subsidiaries; give, transfer, invest, contribute or loan to CNG Holdings or any of its subsidiaries, any equities or cash without Commission approval. CNG Holdings and MGU shall not transfer to CNG Holdings or any subsidiary thereof, directly or indirectly, assets necessary and useful in providing service to MGU’s Missouri customers without Commission approval. MGU shall not enter, directly or indirectly, into any “make-well” agreements, or guarantee the notes, debentures, debt obligations or other securities of CNG Holdings or any of its subsidiaries without Commission approval. MGU shall not adopt, indemnify, guarantee or assume responsibility for payment of, either directly or indirectly, any of the current or future liabilities of CNG Holdings or any of its subsidiaries or affiliates without Commission approval.

        CNG Holdings shall not, either directly or indirectly through a subsidiary, expand its activities with respect to the operation of an energy marketing and trading business without approval from the Commission. These requirements shall apply until the Commission determines that the requirements are no longer needed.

        17.       First General Rate Case.

        MGU will not utilize the Gas Utility Small Company Rate Increase Procedure found in Commission Rule 4 CSR 240-3.240 for its first general rate case.

        18.       Reliance on MGU Representations.

        Staff has conducted extensive discovery in this case in a very expedited manner. As a result of representations made by MGU and relied upon by Staff, Staff has decided to enter into this Stipulation and Agreement. Staff has relied on each and every Data Request Response and every conversation with MGU representatives. MGU believes that all of its representations are true based upon its best information and efforts.

        19.       Compliance with Terms of Stipulation and Agreement.

        Failure of MGU or any affiliated company to comply with the teens of this Stipulation and Agreement could result in a Staff investigation, with Commission approval, and the filing of a complaint if the investigation does not lead to resolution of investigatory concerns. Staff’s execution of this Stipulation and Agreement does not constitute a waiver of its ability to raise any issue or argue any position on any issue in any other matter before the Commission.

        20.        Approval.

a.	authorizing MGU to acquire the franchise, works or systems of the Gallatin and Hamilton, Missouri natural gas systems pursuant to the terms and conditions contained in the Purchase and Sale Agreement by and among City of Gallatin, Missouri and The Bank of New York Trust Company as Agent and Missouri Gas Utility, Inc (“Gallatin Agreement”) and a Purchase and Sale Agreement by and among City of Hamilton, Missouri and UMB Bank, N.A. as Agent and Missouri Gas Utility, Inc.,
b.	granting MGU a certificate of convenience and necessity to construct, install, own, operate, control, manage, and maintain a system for the provision of natural gas service to the public in the area described herein;
c.	authorizing MGU to file tariffs to establish rates, rules and regulations as described herein;
d.	finding that the proposed encumbrance of the franchise, works or system of MGU necessary or useful in the performance of its duties to the public in the State of Missouri in order to secure its obligations under the described Loan and authorizing MGU to create and make effective a lien on MGU’s Missouri assets as described in MGU’s Application; and,
e.

authorizing MGU to cause to be done and performed all such other acts and things as well as to make, execute and deliver any and all documents as may be necessary, advisable and proper to the end that the intent and purposes of the foregoing transactions may be fully effectuated.

        21.       This Stipulation shall become effective upon Commission approval without modification by final Commission order. Such order becomes “final” either by issuance of a Commission order on rehearing or, if no rehearing request is filed, thirty (30) days after issuance of the Commission’s order approving the Stipulation, or such other effective date as selected by the Commission.

        22.      This Stipulation has resulted from extensive negotiations among the Parties and the terms hereof are interdependent. In the event the Commission does not adopt this Stipulation in total, then this Stipulation shall be void and no Party shall be bound by any of the agreements or provisions hereof. The stipulations herein are specific to the resolution of this proceeding, and all stipulations are made without prejudice to the rights of the Parties to take other positions in other proceedings.

        23.       This Stipulation and Agreement is being entered into for the purpose of disposing of all issues in this case. None of the Parties to this Stipulation and Agreement shall be deemed to have approved, accepted, agreed, consented or acquiesced to any ratemaking principle or procedural principle, including, without limitation, any method of cost determination or cost allocation or revenue related methodology, and none of the signatories shall be prejudiced or bound in any manner by the terms of this Stipulation and Agreement in this or any other proceeding, whether this Stipulation and Agreement is approved or not, except as otherwise expressly specified herein.

        24.       All Parties further understand and agree that the provisions of this Stipulation and Agreement relate only to the specific matters referred to in the Stipulation and Agreement and no Party waives any claim or right which it otherwise may have with respect to any matters not expressly provided for in this Stipulation and Agreement. All Parties further reserve the right to withdraw their support for the settlement in the event that the Commission modifies the Stipulation and Agreement in a manner which is adverse to the Party withdrawing its support and further, all Parties reserve the right to contest any such Commission order modifying the settlement in a manner which is adverse to the Party contesting such Commission order.

        25.       In the event the Commission accepts the specific terms of this Stipulation and Agreement, the Parties waive, with respect to the issues resolved herein: their respective rights pursuant to Section 536.070(2), RSMo 2000 to call, examine and cross-examine witnesses; their respective rights to present oral argument or written briefs pursuant to Section 536.080.1, RSMo 2000; their respective rights to the reading of the transcript by the Commission pursuant to Section 536.080.2, RSMo 2000; their respective rights to seek rehearing pursuant to Section 386.500, RSMo 2000; and their respective rights to judicial review pursuant to Section 386.510, RSMo 2000. If this Stipulation and Agreement is not approved by the Commission, the Parties request that a revised Procedural Schedule be established which provides for a hearing, to include the opportunity for cross-examination.

        26.       The Staff shall, within five (5) days of the filing of this Stipulation and Agreement, file with the Commission suggestions or a memorandum in support of this Stipulation, and the other Parties shall have the right to file responsive suggestions within five (5) days of receipt of Staff s memorandum.

        27.       The Staff shall also have the right to provide, at any agenda meeting at which Stipulation is noticed to be considered by the Commission, whatever oral explanation the Commission requests, provided that the Staff shall, to the promptly provide other Parties with advance notice of when Commission’s request for such explanation once such explanation is requested from Staff. Staffs oral explanation shall be subject to public disclosure, except to the extent it refers to matters that are privileged or protected from disclosure pursuant to any Protective Order issued in this case.

        28.       To assist the Commission in its review of this Stipulation, the Parties also request that the Commission advise them of any additional information that the Commission may desire this whatever oral explanation the extent reasonably practicable, the Staff shall respond to the from the Parties relating to the matters addressed in this Stipulation, including any procedures for furnishing such information to the Commission.

        WHEREFORE, the undersigned Parties respectfully request that the Commission issue its Order:

       (a)         Approving all of the specific terms and conditions of this Stipulation and Agreement as a resolution of all issues in this case;

       (b)        Authorizing MGU to acquire the franchise, works or systems of the Gallatin and Hamilton, Missouri natural gas systems pursuant to the terms and conditions contained in the Purchase and Sale Agreement by and among City of Gallatin, Missouri and The Bank of New York Trust Company as Agent and Missouri Gas Utility, Inc (“Gallatin Agreement”) and a Purchase and Sale Agreement by and among City of Hamilton, Missouri and UMB Bank, N.A. as Agent and Missouri Gas Utility, Inc.;

       (c)        Granting MGU a certificate of convenience and necessity to construct, install, own, operate, control, manage, and maintain a system for the provision of natural gas service to the public in the area described herein;

       (d)        Authorizing MGU to file tariffs to establish rates, rules and regulations as described herein;

       (e)        Finding that the proposed encumbrance of the franchise, works or system of MGU necessary or useful in the performance of its duties to the public in the State of Missouri in order to secure its obligations under the described Loan and authorizing MGU to create and make effective a lien on MGU’s Missouri assets as described in MGU’s Application; and,

       (f)        Authorizing MGU to cause to be done and performed all such other acts and things as well as to make, execute and deliver any and all documents as may be necessary, advisable and proper to the end that the intent and purposes of the foregoing transactions may be fully effectuated.

Respectfully submitted, MISSOURI GAS UTILITY
By:	/s/ Dean L. Cooper
Dean L. Cooper                       MBE#36592
BRYDON, SWEARENGEN & ENGLAND P.C.
312 E. Capitol Avenue
P.O. Box 456
Jefferson City, MO 65102
(573)635-7166
(573)635-0427 facsimile

Attorney for Missouri Gas Utility, Inc.

STAFF OF THE MISSOURI PUBLIC
    SERVICE COMMISSION

By:	/s/ Robert V. Franson
Robert V. Franson                MBE#34643
Senior Counsel
Missouri Public Service Commission
P.O. Box 360
Jefferson City, MO 65102
Phone:(573)751-6651
Fax:(573)751-9285

Attorney for the Staff of the
Missouri Public Service Commission

OFFICE OF THE PUBLIC COUNSEL

By:	/s/ Douglas E. Micheel
Douglas E. Micheel                       MBE#38371
Deputy Public Counsel
OFFICE OF THE PUBLIC COUNSEL
P.O. Box 7800
Jefferson City, MO 65102
573/751-5560 (phone)
573/751-5662 (fax)

Attorney for the Office of the
Public Counsel

CERTIFICATE OF SERVICE

        The undersigned certifies that a true and correct copy of the foregoing document was sent by electronic mail, on December 8, 2004, to the following:

Robert Franson Office of the General Counsel Governor Office Building, 8th Floor Jefferson City, Mo 65101	Douglas Micheel Office of the Public Counsel Governor Office Building, 6th Floor Jefferson City, MO 65101
Robert Cowherd Chapman, Cowherd, et al. P.O. Box 228 Chillicothe, Missouri 64601	By: /s/ Dean L. Cooper